Brookfield

2024

Brookfield Renewable Partners L.P.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

As at September 30, 2024 and December 31, 2023

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED (MILLIONS)	Notes	September 30, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents	15	$1,266	$1,141
Restricted cash	16	334	310
Trade receivables and other current assets	17	1,661	1,517
Financial instrument assets	5	299	199
Due from related parties	20	281	1,443
Assets held for sale	4	2,643	—
		6,484	4,610
Financial instrument assets	5	1,966	1,768
Equity-accounted investments	14	2,178	2,546
Property, plant and equipment, at fair value	8	61,389	64,005
Goodwill	13	1,982	1,944
Deferred income tax assets		284	244
Other long-term assets		890	1,011
Total Assets		$75,173	$76,128
Liabilities
Current liabilities
Accounts payable and accrued liabilities	18	$1,539	$1,539
Financial instrument liabilities	5	888	687
Due to related parties	20	887	835
Corporate borrowings	9	1,172	183
Non-recourse borrowings	9	2,754	4,752
Provisions		68	42
Liabilities directly associated with assets held for sale	4	1,576	—
		8,884	8,038
Financial instrument liabilities	5	2,488	2,433
Corporate borrowings	9	2,988	2,650
Non-recourse borrowings	9	22,553	22,117
Deferred income tax liabilities		6,777	7,174
Provisions		1,227	1,268
Due to related parties	20	681	705
Other long-term liabilities		1,622	1,764
Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	10	18,471	18,863
General partnership interest in a holding subsidiary held by Brookfield	10	45	55
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	10	2,211	2,684
BEPC exchangeable shares	10	2,042	2,479
Preferred equity	10	571	583
Perpetual subordinated notes	10	738	592
Preferred limited partners' equity	11	634	760
Limited partners' equity	12	3,241	3,963
Total Equity		27,953	29,979
Total Liabilities and Equity		$75,173	$76,128
The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Partners L.P.:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Partners L.P.	Q3 2024 Interim Consolidated Financial Statements and Notes	September 30, 2024

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

UNAUDITED (MILLIONS, EXCEPT PER UNIT INFORMATION)		Three months ended September 30		Nine months ended September 30
	Notes	2024	2023	2024	2023
Revenues	20	$1,470	$1,179	$4,444	$3,715
Other income		155	116	251	203
Direct operating costs(1)		(623)	(496)	(1,875)	(1,322)
Management service costs	20	(59)	(43)	(157)	(155)
Interest expense	9	(514)	(370)	(1,479)	(1,166)
Share of (loss) earnings from equity-accounted investments	14	(12)	—	(70)	46
Foreign exchange and financial instruments (loss) gain	5	186	114	422	432
Depreciation	8	(514)	(448)	(1,533)	(1,335)
Other		(137)	(7)	(176)	(2)
Income tax (expense) recovery
Current	7	38	(9)	(6)	(89)
Deferred	7	(29)	(12)	(18)	25
		9	(21)	(24)	(64)
Net income (loss)		$(39)	$24	$(197)	$352
Net income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	10	$116	$62	$182	$414
General partnership interest in a holding subsidiary held by Brookfield	10	30	28	93	83
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	10	(62)	(27)	(161)	(65)
BEPC exchangeable shares	10	(57)	(24)	(149)	(58)
Preferred equity	10	7	7	20	20
Perpetual subordinated notes	10	10	8	27	22
Preferred limited partners' equity	11	9	11	29	31
Limited partners' equity	12	(92)	(41)	(238)	(95)
		$(39)	$24	$(197)	$352
Basic and diluted loss per LP unit		$(0.32)	$(0.14)	$(0.83)	$(0.34)
(1)Direct operating costs exclude depreciation expense disclosed below.
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q3 2024 Interim Consolidated Financial Statements and Notes	September 30, 2024

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

UNAUDITED (MILLIONS)		Three months ended September 30		Nine months ended September 30
	Notes	2024	2023	2024	2023
Net income (loss)		$(39)	$24	$(197)	$352
Other comprehensive income (loss) that will not be reclassified to net income (loss)
Revaluations of property, plant and equipment	8	—	1	(121)	(43)
Actuarial gain (loss) on defined benefit plans		3	(2)	7	(8)
Deferred tax recovery (expense) on above item		1	(8)	(2)	2
Unrealized gain (loss) on investments in equity securities	5	(5)	2	(6)	4
Equity-accounted investments	14	6	—	9	6
Total items that will not be reclassified to net income		5	(7)	(113)	(39)
Other comprehensive income (loss) that may be reclassified to net income
Foreign currency translation		132	(96)	(806)	775
Gain (loss) arising during the period on financial instruments designated as cash-flow hedges	5	173	24	(89)	202
Gain (loss) on foreign exchange swaps – net investment hedge	5	(101)	48	45	29
Reclassification adjustments for amounts recognized in net income (loss)	5	(49)	(14)	(111)	(86)
Deferred income taxes on above items		6	(13)	37	(27)
Equity-accounted investments	14	65	12	44	(12)
Total items that may be reclassified subsequently to net income (loss)		226	(39)	(880)	881
Other comprehensive income (loss)		231	(46)	(993)	842
Comprehensive income (loss)		$192	$(22)	$(1,190)	$1,194
Comprehensive income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	10	$298	$59	$(462)	$1,013
General partnership interest in a holding subsidiary held by Brookfield	10	30	27	91	84
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	10	(50)	(36)	(260)	8
BEPC exchangeable shares	10	(45)	(32)	(240)	7
Preferred equity	10	13	(7)	8	19
Perpetual subordinated notes	10	10	8	27	22
Preferred limited partners' equity	11	9	11	29	31
Limited partners' equity	12	(73)	(52)	(383)	10
		$192	$(22)	$(1,190)	$1,194
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q3 2024 Interim Consolidated Financial Statements and Notes	September 30, 2024

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
UNAUDITED THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	Limited partners' equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners' equity	Preferred limited partners' equity	Preferred equity	Perpetual subordinated notes	BEPC exchangeable shares	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at June 30, 2024	$(2,487)	$(813)	$6,704	$2	$8	$1	$3,415	$634	$565	$738	$2,152	$18,099	$48	$2,330	$27,981
Net income (loss)	(92)	—	—	—	—	—	(92)	9	7	10	(57)	116	30	(62)	(39)
Other comprehensive income (loss)	—	22	1	2	(4)	(2)	19	—	6	—	12	182	—	12	231
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	313	—	—	313
Return of capital	—	—	—	—	—	—	—	—	—	—	—	(54)	—	—	(54)
Disposal (Note 3)	—	—	—	—	—	—	—	—	—	—	—	(39)	—	—	(39)
Distributions or dividends declared	(101)	—	—	—	—	—	(101)	(9)	(7)	(10)	(64)	(143)	(33)	(69)	(436)
Distribution reinvestment plan	2	—	—	—	—	—	2	—	—	—	—	—	—	—	2
Other	(2)	—	—	(1)	1	—	(2)	—	—	—	(1)	(3)	—	—	(6)
Change in period	(193)	22	1	1	(3)	(2)	(174)	—	6	—	(110)	372	(3)	(119)	(28)
Balance, as at September 30, 2024	$(2,680)	$(791)	$6,705	$3	$5	$(1)	$3,241	$634	$571	$738	$2,042	$18,471	$45	$2,211	$27,953

Balance, as at June 30, 2023	$(1,880)	$(746)	$6,909	$5	$30	$1	$4,319	$760	$584	$592	$2,686	$16,604	$59	$2,908	$28,512
Net income (loss)	(41)	—	—	—	—	—	(41)	11	7	8	(24)	62	28	(27)	24
Other comprehensive income (loss)	—	(15)	(4)	—	7	1	(11)	—	(14)	—	(8)	(3)	(1)	(9)	(46)
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	406	—	—	406
Disposal	3	—	(3)	—	—	—	—	—	—	—	—	(35)	—	—	(35)
Distributions or dividends declared	(97)	—	—	—	—	—	(97)	(11)	(7)	(8)	(61)	(240)	(30)	(66)	(520)
Distribution reinvestment plan	2	—	—	—	—	—	2	—	—	—	—	—	—	—	2
Other	(4)	(1)	—	(1)	—	—	(6)	—	—	—	2	(24)	1	3	(24)
Change in period	(137)	(16)	(7)	(1)	7	1	(153)	—	(14)	—	(91)	166	(2)	(99)	(193)
Balance, as at September 30, 2023	$(2,017)	$(762)	$6,902	$4	$37	$2	$4,166	$760	$570	$592	$2,595	$16,770	$57	$2,809	$28,319
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q3 2024 Interim Consolidated Financial Statements and Notes	September 30, 2024

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
UNAUDITED NINE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	Limited partners' equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners' equity	Preferred limited partners' equity	Preferred equity	Perpetual subordinated notes	BEPC exchangeable shares	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at December 31, 2023	$(2,118)	$(701)	$6,743	$2	$36	$1	$3,963	$760	$583	$592	$2,479	$18,863	$55	$2,684	$29,979
Net income (loss)	(238)	—	—	—	—	—	(238)	29	20	27	(149)	182	93	(161)	(197)
Other comprehensive income (loss)	—	(93)	(21)	2	(31)	(2)	(145)	—	(12)	—	(91)	(644)	(2)	(99)	(993)
Equity issuance (Note 11, 19)	—	—	—	—	—	—	—	—	—	146	—	—	—	—	146
Equity repurchased for cancellation (Note 12)	(52)	—	—	—	—	—	(52)	—	—	—	—	—	—	—	(52)
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	824	—	—	824
Return of capital	—	—	—	—	—	—	—	—	—	—	—	(221)	—	—	(221)
Redemption of Preferred LP Units (Note 11)	—	—	—	—	—	—	—	(131)	—	—	—	—	—	—	(131)
Disposals (Note 3)	3	—	(3)	—	—	—	—	—	—	—	—	(76)	—	—	(76)
Distributions or dividends declared	(305)	—	—	—	—	—	(305)	(29)	(20)	(27)	(193)	(494)	(100)	(208)	(1,376)
Distribution reinvestment plan	6	—	—	—	—	—	6	—	—	—	—	—	—	—	6
Other	24	3	(14)	(1)	—	—	12	5	—	—	(4)	37	(1)	(5)	44
Change in period	(562)	(90)	(38)	1	(31)	(2)	(722)	(126)	(12)	146	(437)	(392)	(10)	(473)	(2,026)
Balance, as at September 30, 2024	$(2,680)	$(791)	$6,705	$3	$5	$(1)	$3,241	$634	$571	$738	$2,042	$18,471	$45	$2,211	$27,953

Balance, as at December 31, 2022	$(1,898)	$(845)	$6,817	$4	$17	$1	$4,096	$760	$571	$592	$2,561	$14,755	$59	$2,892	$26,286
Net income (loss)	(95)	—	—	—	—	—	(95)	31	20	22	(58)	414	83	(65)	352
Other comprehensive income (loss)	—	88	(4)	—	20	1	105	—	(1)	—	65	599	1	73	842
Equity issuance	389	—	—	—	—	—	389	—	—	—	241	—	—	—	630
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	1,987	—	—	1,987
Disposal	17	—	(17)	—	—	—	—	—	—	—	—	(449)	—	—	(449)
Distributions or dividends declared	(286)	—	—	—	—	—	(286)	(31)	(20)	(22)	(180)	(641)	(87)	(199)	(1,466)
Distribution reinvestment plan	6	—	—	—	—	—	6	—	—	—	—	—	—	—	6
Ownership changes	113	16	(107)	—	(1)	—	21	—	—	—	(21)	—	—	—	—
Other	(263)	(21)	213	—	1	—	(70)	—	—	—	(13)	105	1	108	131
Change in period	(119)	83	85	—	20	1	70	—	(1)	—	34	2,015	(2)	(83)	2,033
Balance, as at September 30, 2023	$(2,017)	$(762)	$6,902	$4	$37	$2	$4,166	$760	$570	$592	$2,595	$16,770	$57	$2,809	$28,319
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q3 2024 Interim Consolidated Financial Statements and Notes	September 30, 2024

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED		Three months ended September 30		Nine months ended September 30
(MILLIONS)	Notes	2024	2023	2024	2023
Operating activities
Net income (loss)		$(39)	$24	$(197)	$352
Adjustments for the following non-cash items:
Depreciation	8	514	448	1,533	1,335
Unrealized foreign exchange and financial instruments gain	5	(211)	(144)	(450)	(410)
Share of (earnings) loss from equity-accounted investments	14	12	—	70	(46)
Deferred income tax expense	7	29	12	18	(25)
Other non-cash items		70	(62)	163	(48)
Dividends received from equity-accounted investments	14	4	13	12	34
		379	291	1,149	1,192
Changes in due to or from related parties	20	14	5	98	44
Net change in working capital balances		105	67	(194)	172
		498	363	1,053	1,408
Financing activities
Proceeds from medium term notes	9	289	—	586	293
Corporate credit facilities, net	9	(200)	—	100
Commercial paper, net	9	137	127	693	(122)
Proceeds from non-recourse borrowings	9,20	2,226	1,307	6,265	3,736
Repayment of non-recourse borrowings	9,20	(1,791)	(1,261)	(5,996)	(4,460)
Capital contributions from participating non-controlling interests – in operating subsidiaries	10	292	406	784	1,987
Capital repaid to participating non-controlling interests – in operating subsidiaries	10	(56)	(35)	(259)	(35)
Issuance of equity instruments and related costs	10,12	—	—	146	630
Redemption and repurchase of equity instruments	11,12	—	(12)	(183)	(12)
Distributions paid:
To participating non-controlling interests – in operating subsidiaries, preferred shareholders, preferred limited partners unitholders, and perpetual subordinate notes	10,11	(169)	(265)	(570)	(714)
To unitholders of Brookfield Renewable or BRELP and shareholders of Brookfield Renewable Corporation	10,12	(267)	(250)	(798)	(739)
Inflows from related parties	20	226	41	1,575	143
Outflows to related parties	20	(115)	(48)	(442)	(187)
		572	10	1,901	520
Investing activities
Acquisitions, net of cash and cash equivalents, in acquired entity	2	(98)	—	(109)	(87)
Investment in property, plant and equipment	8	(918)	(604)	(2,578)	(1,660)
Investment in equity-accounted investments	14	(27)	(55)	(99)	(179)
Proceeds from disposal of assets, net of cash and cash equivalents disposed	3	66	145	256	217
Purchases of financial assets	5	(63)	(36)	(322)	(581)
Proceeds from financial assets	5	88	33	181	412
Restricted cash and other		(58)	(13)	(68)	(28)
		(1,010)	(530)	(2,739)	(1,906)
Foreign exchange (gain) loss on cash		16	(16)	(28)	14
Cash and cash equivalents
Increase (decrease)		76	(173)	187	36
Net change in cash classified within assets held for sale		(46)	5	(62)	—
Balance, beginning of period		1,236	1,202	1,141	998
Balance, end of period		$1,266	$1,034	$1,266	$1,034
Supplemental cash flow information:
Interest paid		$459	$333	$1,403	$1,001
Interest received		$29	$45	$82	$75
Income taxes paid		$(1)	$29	$69	$157
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q3 2024 Interim Consolidated Financial Statements and Notes	September 30, 2024

BROOKFIELD RENEWABLE PARTNERS L.P.
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
The business activities of Brookfield Renewable Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power and sustainable solution assets primarily in North America, South America, Europe and Asia.
Unless the context indicates or requires otherwise, the term “Brookfield Renewable” means Brookfield Renewable Partners L.P. and its controlled entities, including Brookfield Renewable Corporation (“BEPC”). Unless the context indicates or requires otherwise, the term “the partnership” means Brookfield Renewable Partners L.P. and its controlled entities, excluding BEPC.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP units”) held by public unitholders and Brookfield, class A exchangeable subordinate voting shares (“BEPC exchangeable shares”) of BEPC held by public shareholders and Brookfield, redeemable/exchangeable partnership units (“Redeemable/Exchangeable partnership units”) in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as "Units", or as "per Unit", unless the context indicates or requires otherwise.
Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011 as thereafter amended from time to time.
The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.
The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited (“BRPL”). The ultimate parent of Brookfield Renewable is Brookfield Corporation (“Brookfield Corporation”). Brookfield Corporation and its subsidiaries, other than Brookfield Renewable, and unless the context otherwise requires, includes Brookfield Asset Management Ltd (“Brookfield Asset Management”), are also individually and collectively referred to as “Brookfield” in these financial statements. The term “Brookfield Holders” means Brookfield, Brookfield Wealth Solutions (formerly Brookfield Reinsurance) and their related parties.
The BEPC exchangeable shares are traded under the symbol “BEPC” on the New York Stock Exchange and the Toronto Stock Exchange.
The LP units are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 7, Series 13, and Series 18 preferred limited partners’ equity are traded under the symbols “BEP.PR.G”, “BEP.PR.M”, and “BEP.PR.R”, respectively, on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 17 preferred limited partners’ equity is traded under the symbol “BEP.PR.A” on the New York Stock Exchange. The perpetual subordinated notes are traded under the symbol “BEPH”, “BEPI”, and “BEPJ” on the New York Stock Exchange.

Brookfield Renewable Partners L.P.	Q3 2024 Interim Consolidated Financial Statements and Notes	September 30, 2024

1. BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICY INFORMATION
(a) Statement of compliance
The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.
Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with Brookfield Renewable’s December 31, 2023 audited consolidated financial statements. The interim consolidated statements have been prepared on a basis consistent with the accounting policies disclosed in the December 31, 2023 audited consolidated financial statements.
The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These consolidated financial statements have been authorized for issuance by the Board of Directors of Brookfield Renewable’s general partner, BRPL, on November 8, 2024.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, £, R$, COP, INR, A$, CNY and KRW are to United States (“U.S.”) dollars, Canadian dollars, Euros, British pound, Brazilian reais, Colombian pesos, Indian rupees, Australian dollars, Chinese yuan and South Korean won, respectively.
All figures are presented in millions of U.S. dollars unless otherwise noted.
(b) Basis of preparation
The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.
(c) Consolidation
These consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the combined statements of financial position.
(d) Recently adopted accounting standards
International Tax Reform - Amendments to IAS 12- Pillar Two model rules
The partnership operates in countries, including Canada, which have enacted new legislation to implement the global minimum top-up tax, effective from January 1, 2024. The partnership has applied a temporary mandatory relief from recognizing and disclosing deferred taxes in connection with the global minimum top-up tax and will account for it as a current tax when it is incurred. There is no material current tax impact for the nine months ended September 30, 2024. The global minimum top-up tax is not anticipated to have a significant impact on the financial position of the partnership.
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2024. Brookfield Renewable noted no material impact.
(e) Future changes in accounting policies
IFRS 18 – Presentation and Disclosure in Financial Statements (“IFRS 18”)
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements. IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 is expected to improve the quality of financial reporting by requiring defined subtotals in the statement of profit or loss, requiring disclosure about

Brookfield Renewable Partners L.P.	Q3 2024 Interim Consolidated Financial Statements and Notes	September 30, 2024

management-defined performance measures, and adding new principles for aggregation and disaggregation of information. Brookfield Renewable has not yet determined the impact of this standard on its disclosures.
There are currently no other future changes to IFRS with potential impact on Brookfield Renewable.
2. ACQUISITIONS
India Wind Portfolio
On July 5, 2024, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 74% (15% net to Brookfield Renewable) interest in a leading wind focused commercial and industrial renewable business in India, with 524 MW of operating assets and a 2.75 GW development pipeline. The transaction structure consists of an upfront payment of $87 million ($17 million net to Brookfield Renewable) and non-cash consideration of $45 million with the opportunity for follow on investment. Transaction costs related to the acquisition totaled $2 million and have been classified under Other in the consolidated statement of income (loss). If the acquisition had taken place at the beginning of the year, revenue would have been $41 million for the period ended September 30, 2024.
South Korea Distributed Generation Portfolio
On July 22, 2024, Brookfield Renewable, together with its institutional partners, completed the acquisition of a fully integrated distributed generation focused renewable platform in South Korea, with 103 MW of operating and under construction assets and a 2.2 GW development pipeline for KRW23 billion ($17 million) upfront and deferred consideration of KRW2 billion ($2 million) (expected KRW5 billion ($4 million) net to Brookfield Renewable). The total transaction costs related to the acquisition is $4 million and have been classified under Other in the consolidated statement of income (loss). If the acquisition had taken place at the beginning of the year, the revenue from the South Korea Distributed Generation Portfolio would have been $13 million for the period ended September 30, 2024.
The preliminary purchase price allocations, at fair value, as at September 30, 2024, with respect to the acquisitions are as follows:

(MILLIONS)	India Wind Portfolio	South Korea Distributed Generation Portfolio	Total
Cash and cash equivalents	$3	$6	$9
Trade receivables and other current assets	18	7	25
Property, plant and equipment, at fair value	154	100	254
Other non-current assets	1	—	1
Accounts payable and accrued liabilities	(3)	(10)	(13)
Current portion of non-recourse borrowings	(13)	(1)	(14)
Non-recourse borrowings	(28)	(83)	(111)
Deferred income tax liabilities	(13)	(1)	(14)
Other long-term liabilities	(1)	—	(1)
Fair value of net assets acquired	118	18	136
Non-controlling interests	(7)	(3)	(10)
Goodwill	21	4	25
Total fair value of net assets acquired including goodwill, net of non-controlling interests	$132	$19	$151
Completed in 2023
U.S. Renewable Portfolio
On October 25, 2023, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 100% interest in a fully integrated developer and operator of renewable power assets in the United States with 5,900 MW of operating and under construction assets, with a 6,100 MW development pipeline. During the third quarter of 2024, the purchase price allocation was finalized with no material changes from the purchase price allocation as at December 31, 2023 as disclosed in the 2023 Annual Report.

Brookfield Renewable Partners L.P.	Q3 2024 Interim Consolidated Financial Statements and Notes	September 30, 2024

India Renewable Portfolio
On April 22, 2023, Brookfield Renewable, together with institutional partners, acquired an approximately 7% equity interest (1% net to Brookfield Renewable) in a leading commercial and industrial renewable development platform in India with 4,500 MW of operating and development pipeline. The investment was recognized as an equity accounted investment.
On October 26, 2023, Brookfield Renewable together with its institutional partners, subscribed for additional shares for. This subscription increased the total interest to approximately 37.54% (approximately 7% net to Brookfield Renewable) and resulted in control of the board of directors. As such, Brookfield Renewable derecognized the existing equity accounted investment and recognized the transaction as a business combination.
During the third quarter of 2024, the purchase price allocation was finalized and as a result the purchase price allocation as at December 31, 2023 does not correspond to the figures as disclosed in the 2023 Annual Report. The effect of the purchase price allocation finalization resulted in an increase of $23 million to Goodwill and a corresponding decrease of $28 million to Property, plant and equipment, $3 million to Equity accounted investments, $3 million to Other non-current assets, and $11 million to Deferred income tax liabilities.
U.K. Wind Portfolio
On December 14, 2023, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 100% interest in a leading independent U.K. renewables developer with 260 MW onshore wind assets, 800 MW near-term development and another 3 GW of later stage projects. During the third quarter of 2024, the purchase price allocation was adjusted and as a result the purchase price allocation as at December 31, 2023 does not correspond to the figures as disclosed in the 2023 Annual Report. The effect of the purchase price allocation adjustment resulted in an increase of $95 million to Goodwill and a corresponding decrease of $127 million to Property, plant and equipment, and $32 million to Deferred income tax liabilities.

The final purchase price allocations at fair value, as at September 30, 2024, with respect to the India Renewable Portfolio and the U.K. Wind Portfolio are as follows:

(MILLIONS)	India Renewable Portfolio	U.K. Wind Portfolio	Total
Cash and cash equivalents	$27	$60	$87
Restricted cash	32	1	33
Trade receivables and other current assets	69	26	95
Property, plant and equipment, at fair value	823	868	1,691
Deferred tax assets	22	—	22
Financial instruments assets	—	8	8
Equity accounted investments	5	—	5
Other non-current assets	36	—	36
Accounts payable and accrued liabilities	(62)	(13)	(75)
Current portion of non-recourse borrowings	(35)	(61)	(96)
Financial instruments liabilities	—	(65)	(65)
Non-recourse borrowings	(581)	(236)	(817)
Deferred income tax liabilities	(37)	(119)	(156)
Provisions	—	(6)	(6)
Other long-term liabilities	(19)	(58)	(77)
Fair value of net assets acquired	280	405	685
Non-controlling interests	(37)	(34)	(71)
Goodwill	204	254	458
Total fair value of net assets acquired including goodwill, net of non-controlling interests	$447	$625	$1,072

Brookfield Renewable Partners L.P.	Q3 2024 Interim Consolidated Financial Statements and Notes	September 30, 2024

3. DISPOSAL OF ASSETS
On April 26, 2024, Brookfield Renewable, together with its institutional partners, completed the sale of a 60 MW battery storage asset in the U.S. for proceeds of approximately $87 million ($25 million net to Brookfield Renewable). As a result of the disposition, Brookfield Renewable derecognized $82 million of total assets from the consolidated statements of financial position. This resulted in a gain on disposition of $5 million ($2 million net to Brookfield Renewable) recognized within Other income in the consolidated statements of income (loss).
On May 28, 2024, Brookfield Renewable, together with its institutional partners, completed the sale of a 30 MW hydroelectric asset in the U.S. for proceeds of approximately $67 million ($15 million net to Brookfield Renewable) net of transaction fees. As a result of the disposition, Brookfield Renewable derecognized $42 million of total assets and $4 million of total liabilities from the consolidated statements of financial position. This resulted in a gain on disposition of $29 million ($6 million net to Brookfield Renewable) recognized within Other income in the consolidated statements of income (loss). As a result of the disposition, Brookfield Renewable's post-tax portion of the accumulated revaluation surplus of $28 million was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposals item in the consolidated statements of changes in equity.
On May 31, 2024, Brookfield Renewable, together with its institutional partners, completed the sale of a 85 MW portfolio of biomass facilities in Brazil for proceeds of approximately R$251 million ($48 million) (R$105 million ($21 million) net to Brookfield Renewable). As a result of the disposition, Brookfield Renewable derecognized $86 million of total assets and $2 million of total liabilities from the consolidated statements of financial position. This resulted in loss on disposition of $24 million ($11 million net to Brookfield Renewable) recognized through other comprehensive income and $12 million ($5 million net to Brookfield Renewable) recognized within Other in the consolidated statements of income (loss) during the year.
On September 9, 2024, Brookfield Renewable, together with its institutional partners, completed the sale of its 50% interest in a 67 MW portfolio of wind facilities in the U.K. for proceeds of approximately £63 million ($82 million) (£28 million ($36 million) net to Brookfield Renewable). As a result of the disposition, Brookfield Renewable derecognized $250 million of total assets, $135 million of total liabilities, and $39 million of non-controlling interest from the consolidated statements of financial position. This resulted in gain on disposition of $6 million ($2 million net to Brookfield Renewable) recognized within Other income in the consolidated statements of income (loss) during the period.
4. ASSETS HELD FOR SALE
As at September 30, 2024, assets held for sale includes a 6 MW distributed generation asset in the U.S., a 90 MW portfolio of hydroelectric assets in Brazil, 25% interest in 2 GW of pumped storage facilities in the U.K., a 30 MW biomass facility in Brazil, a 682 MW portfolio of wind assets in Spain and Portugal, a 63 MW portfolio of solar assets in Spain, and a 1,004 MW portfolio of wind and solar assets in India.
The following is a summary of the major items of assets and liabilities classified as held for sale:

(MILLIONS)	September 30, 2024
Assets
Cash and cash equivalents	$62
Restricted cash	15
Trade receivables and other current assets	77
Financial instrument assets	33
Property, plant and equipment, at fair value	1,779
Equity accounted investments	450
Goodwill	63
Other long-term assets	164
Assets held for sale	$2,643
Liabilities
Current liabilities	$21
Non-recourse borrowings	1,306
Financial instrument liabilities	6
Deferred tax liabilities	99
Other long-term liabilities	144
Liabilities directly associated with assets held for sale	$1,576

Brookfield Renewable Partners L.P.	Q3 2024 Interim Consolidated Financial Statements and Notes	September 30, 2024

5. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
RISK MANAGEMENT
Brookfield Renewable’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. Brookfield Renewable uses financial instruments primarily to manage these risks.
There have been no other material changes in exposure to the risks Brookfield Renewable is exposed to since the December 31, 2023 audited consolidated financial statements.
Fair value disclosures
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.
A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.
Assets and liabilities measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.
Level 1 – inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;
Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and
Level 3 – inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Partners L.P.	Q3 2024 Interim Consolidated Financial Statements and Notes	September 30, 2024

The following table presents Brookfield Renewable's assets and liabilities including energy derivative contracts, power purchase agreements accounted for under IFRS 9 (“IFRS 9 PPAs”), interest rate swaps, foreign exchange swaps and tax equity measured and disclosed at fair value classified by the fair value hierarchy:

	September 30, 2024				December 31, 2023
(MILLIONS)	Level 1	Level 2	Level 3	Total	Total
Assets measured at fair value:
Cash and cash equivalents	$1,266	$—	$—	$1,266	$1,141
Restricted cash(1)	451	—	—	451	391
Financial instrument assets(1)
IFRS 9 PPAs	—	—	64	64	50
Energy derivative contracts	—	169	—	169	90
Interest rate swaps	—	139	—	139	233
Foreign exchange swaps	—	57	—	57	27
Tax equity	—	—	89	89	27
Investments in debt and equity securities	—	49	1,698	1,747	1,540
Property, plant and equipment	—	—	61,389	61,389	64,005
Liabilities measured at fair value:
Financial instrument liabilities(1)
IFRS 9 PPAs	—	(46)	(685)	(731)	(798)
Energy derivative contracts	—	(216)	—	(216)	(82)
Interest rate swaps	—	(125)	—	(125)	(105)
Foreign exchange swaps	—	(312)	—	(312)	(353)
Tax equity	—	—	(1,992)	(1,992)	(1,782)
Contingent consideration(2)	—	—	(68)	(68)	(92)
Liabilities for which fair value is disclosed:
Corporate borrowings(1)	(3,177)	(976)	—	(4,153)	(2,731)
Non-recourse borrowing(1)	(2,133)	(22,907)	—	(25,040)	(26,839)
Total	$(3,593)	$(24,168)	$60,495	$32,734	$34,722
(1)Includes both the current amount and long-term amounts.
(2)Amount relates to business combinations completed in 2022 and 2023 with obligations lapsing from 2024 to 2027.

There were no transfers between levels during the nine months ended September 30, 2024.

Brookfield Renewable Partners L.P.	Q3 2024 Interim Consolidated Financial Statements and Notes	September 30, 2024

Financial instruments disclosures
The aggregate amount of Brookfield Renewable's net financial instrument positions are as follows:

	September 30, 2024			December 31, 2023
(MILLIONS)	Assets	Liabilities	Net Assets (Liabilities)	Net Assets (Liabilities)
IFRS 9 PPAs	$64	$731	$(667)	$(748)
Energy derivative contracts	169	216	(47)	8
Interest rate swaps	139	125	14	128
Foreign exchange swaps	57	312	(255)	(326)
Investments in debt and equity securities	1,747	—	1,747	1,540
Tax equity	89	1,992	(1,903)	(1,755)
Total	2,265	3,376	(1,111)	(1,153)
Less: current portion	299	888	(589)	(488)
Long-term portion	$1,966	$2,488	$(522)	$(665)
(a)   Energy derivative contracts and IFRS 9 PPAs
Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in Brookfield Renewable's interim consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.
(b)   Interest rate hedges
Brookfield Renewable has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the interim consolidated financial statements at fair value.
(c)   Foreign exchange swaps
Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.
(d)   Tax equity
Brookfield Renewable owns and operates certain projects in the United States under tax equity structures to finance the construction of utility-scale solar, and wind projects. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their equity stakes are classified as financial instrument liabilities on the consolidated statements of financial position.
Gains or loss on the tax equity liabilities are recognized within the foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss).
(e)   Investments in debt and equity securities
Brookfield Renewable's investments in debt and equity securities are classified as FVPL, FVOCI and amortized cost.

Brookfield Renewable Partners L.P.	Q3 2024 Interim Consolidated Financial Statements and Notes	September 30, 2024

The following table reflects the gains (losses) included in Foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss) for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2024	2023	2024	2023
Energy derivative contracts	$16	$(33)	$13	$43
IFRS 9 PPAs	44	46	45	117
Investment in debt and equity securities	22	(16)	69	54
Interest rate swaps	1	26	27	35
Foreign exchange swaps	(2)	14	22	8
Tax equity	133	85	274	146
Foreign exchange gain	(28)	(9)	(28)	29
	$186	$113	$422	$432
For the three and nine months ended September 30, 2024, the gains associated with debt and equity securities of nil (2023: $5 million and $15 million, respectively) were recorded in Other income on the consolidated statements of income (loss).
The following table reflects the gains (losses) included in other comprehensive income in the consolidated statements of comprehensive income (loss) for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2024	2023	2024	2023
Energy derivative contracts	$13	$(21)	$26	$163
IFRS 9 PPAs	261	(2)	(87)	35
Interest rate swaps	(102)	28	(30)	11
Foreign exchange swaps	1	19	2	(7)
	173	24	(89)	202
Foreign exchange swaps – net investment	(101)	48	45	29
Investments in debt and equity securities	(5)	2	(6)	4
	$67	$74	$(50)	$235
The following table reflects the reclassification adjustments recognized in net income (loss) in the consolidated statements of comprehensive income (loss) for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2024	2023	2024	2023
Energy derivative contracts	$(48)	$(10)	$(106)	$(92)
Interest rate swaps	(1)	1	(5)	2
Foreign exchange swaps	—	(5)	—	4
	$(49)	$(14)	$(111)	$(86)
6. SEGMENTED INFORMATION
Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of technology.
Brookfield Renewable operations are segmented by – 1) hydroelectric, 2) wind, 3) utility-scale solar, 4) distributed energy and storage (distributed generation and pumped storage), 5) sustainable solutions (renewable natural gas, carbon capture and storage, recycling, cogeneration biomass, nuclear services, and power transformation), and 6) corporate - with hydroelectric further segmented by geography (i.e., North America, Colombia, and Brazil). This best reflects the way in which the CODM reviews results of our company.

Brookfield Renewable Partners L.P.	Q3 2024 Interim Consolidated Financial Statements and Notes	September 30, 2024

The reporting to the CODM was revised during the fourth quarter of 2023 to disaggregate the distributed energy & sustainable solutions business into distributed energy & storage and sustainable solutions. This change is consistent with the development of Brookfield Renewable’s business as distributed generation and sustainable solutions continue to grow as a more significant component of the business. The financial information of operating segments in the prior period has been restated to present the corresponding results of the distributed energy & storage and sustainable solutions.
Reporting to the CODM on the measures utilized to assess performance and allocate resources is provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder (holders of the GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units) perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Brookfield Renewable’s Unitholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, current income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items , and (3) other income includes but not limited to our proportionate share of settled foreign currency and other hedges, income earned on financial assets and structured investments in sustainable solutions, transferable tax credits and realized disposition gains on non-core assets and on recently developed assets that we have monetized to reflect the economic value created from our development activities as we design, build and commercialize new renewable energy capacity and sell these assets to lower cost of capital buyers which may not otherwise be reflected in our consolidated statements of income.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its consolidated financial statements. The presentation of the assets and liabilities and revenues and expenses does not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Brookfield Renewable reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.
The accounting policies of the reportable segments are the same as those described in Note 1 – Basis of preparation and material accounting policy information. Brookfield Renewable analyzes the performance of its operating segments based on Funds From Operations. Funds From Operations is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Funds From Operations used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”).
Brookfield Renewable uses Funds From Operations to assess the performance of Brookfield Renewable before the effects of certain cash items (e.g., acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g., deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business, and including investment tax credits not allocated to tax equity partners. Brookfield Renewable includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Funds From Operations in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period net income.

Brookfield Renewable Partners L.P.	Q3 2024 Interim Consolidated Financial Statements and Notes	September 30, 2024

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income (loss) on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended September 30, 2024:

	Attributable to Unitholders									Contribution from equity-accounted investments	Attributable to non-controlling interests and other(1)	As per IFRS financials(2)
	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Revenues	$208	$48	$87	$133	$145	$64	$119	$—	$804	$(189)	$855	$1,470
Other income(3)	4	2	1	31	41	54	8	2	143	(34)	46	155
Direct operating costs	(96)	(17)	(38)	(55)	(28)	(23)	(95)	(9)	(361)	127	(389)	(623)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	—	—	—	96	—	96
	116	33	50	109	158	95	32	(7)	586	—	512
Management service costs	—	—	—	—	—	—	—	(59)	(59)	—	—	(59)
Interest expense	(70)	(3)	(20)	(34)	(30)	(10)	(5)	(48)	(220)	23	(317)	(514)
Current income taxes	(2)	(2)	(6)	5	(1)	—	3	—	(3)	(1)	42	38
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	(9)	(9)	—	—	(9)
Preferred equity	—	—	—	—	—	—	—	(7)	(7)	—	—	(7)
Perpetual subordinated notes	—	—	—	—	—	—	—	(10)	(10)	—	—	(10)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	(22)	—	(22)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(237)	(237)
Funds From Operations(3)	44	28	24	80	127	85	30	(140)	278	—	—
Depreciation												(514)
Foreign exchange and financial instrument gain												186
Deferred income tax expense (recovery)												(29)
Other												(137)
Share of earnings from equity-accounted investments												(86)
Net income (loss) attributable to non-controlling interests												121
Net income (loss) attributable to Unitholders(4)												$(181)
(1)Amounts attributable to non-controlling interests and other includes certain financial instrument items. Refer to Note 5 - Risk management and financial instruments.
(2)Share of loss from equity-accounted investments of $12 million is comprised of amounts found on the share of revenue, other income and direct operating costs, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $116 million is comprised of amounts found on share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.
(3)Other income presented on a proportionate basis includes $19 million in Utility scale solar, $19 million in Distributed energy & storage, and $1 million in Sustainable solutions that are presented on the consolidated statements of income (loss) as foreign exchange and financial instruments (loss) gain.
(4)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Q3 2024 Interim Consolidated Financial Statements and Notes	September 30, 2024

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income (loss) on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended September 30, 2023:

	Attributable to Unitholders									Contribution from equity-accounted investments	Attributable to non- controlling interests and other(1)	As per IFRS financials(2)
	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable Solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Revenues	$221	$62	$74	$102	$82	$61	$21	$—	$623	$(50)	$606	$1,179
Other income(3)	3	1	—	56	14	2	2	46	124	(2)	(6)	116
Direct operating costs	(86)	(18)	(35)	(35)	(21)	(23)	(13)	(9)	(240)	24	(280)	(496)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	—	—	—	28	—	28
	138	45	39	123	75	40	10	37	507	—	320
Management service costs	—	—	—	—	—	—	—	(43)	(43)	—	—	(43)
Interest expense	(66)	(5)	(21)	(30)	(28)	(10)	1	(28)	(187)	8	(191)	(370)
Current income taxes	3	(2)	(2)	2	4	(1)	(2)	—	2	(1)	(10)	(9)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	(11)	(11)	—	—	(11)
Preferred equity	—	—	—	—	—	—	—	(7)	(7)	—	—	(7)
Perpetual subordinated notes	—	—	—	—	—	—	—	(8)	(8)	—	—	(8)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	(7)	—	(7)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(119)	(119)
Funds From Operations(3)	75	38	16	95	51	29	9	(60)	253	—	—
Depreciation												(448)
Foreign exchange and financial instrument gain (loss)												114
Deferred income tax expense												(12)
Other												(7)
Share of earnings from equity-accounted investments												(21)
Net income (loss) attributable to non-controlling interests												57
Net income (loss) attributable to Unitholders(4)												$(64)
(1)Amounts attributable to non-controlling interests and other includes certain financial instrument items. Refer to Note 5 - Risk management and financial instruments.
(2)Share of earning from equity-accounted investments of nil is comprised of amounts found on the share of revenue, other income and direct operating costs, share of interest and cash taxes and share of earnings lines. Net loss attributable to participating non-controlling interests – in operating subsidiaries of $62 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.
(3)Other income presented on a proportionate basis includes $2 million in Corporate that is presented on the consolidated statements of income (loss) as foreign exchange and financial instruments (loss) gain.
(4)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Q3 2024 Interim Consolidated Financial Statements and Notes	September 30, 2024

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income (loss) on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the nine months ended September 30, 2024:

	Attributable to Unitholders									Contribution from equity-accounted investments	Attributable to non- controlling interests and other(1)	As per IFRS financials(2)
	Hydroelectric			Wind	Utility-scale solar	Distributed generation & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Revenues	$767	$160	$238	$457	$358	$177	$352	$—	$2,509	$(540)	$2,475	$4,444
Other income(3)	20	4	2	82	99	80	50	56	393	(65)	(77)	251
Direct operating costs	(300)	(54)	(114)	(173)	(92)	(65)	(284)	(30)	(1,112)	369	(1,132)	(1,875)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	—	—	—	236	—	236
	487	110	126	366	365	192	118	26	1,790	—	1,266
Management service costs	—	—	—	—	—	—	—	(157)	(157)	—	—	(157)
Interest expense	(204)	(11)	(63)	(94)	(86)	(27)	(14)	(122)	(621)	45	(903)	(1,479)
Current income taxes	(5)	(5)	(10)	(2)	—	(2)	1	—	(23)	4	13	(6)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	(29)	(29)	—	—	(29)
Preferred equity	—	—	—	—	—	—	—	(20)	(20)	—	—	(20)
Perpetual subordinated notes	—	—	—	—	—	—	—	(27)	(27)	—	—	(27)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	(49)	—	(49)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(376)	(376)
Funds From Operations	278	94	53	270	279	163	105	(329)	913	—	—
Depreciation												(1,533)
Foreign exchange and financial instrument gain(3)												422
Deferred income tax expense (recovery)												(18)
Other												(176)
Share of earnings from equity-accounted investments												(257)
Net income (loss) attributable to non-controlling interests												194
Net income (loss) attributable to Unitholders(4)												$(455)
(1)Amounts attributable to non-controlling interests and other includes certain financial instrument items. Refer to Note 5 - Risk management and financial instruments.
(2)Share of loss from equity-accounted investments of $70 million is comprised of amounts found on the share of revenue, other income and direct operating costs, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $182 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.
(3)Other income presented on a proportionate basis includes $4 million in Wind, $19 million in Utility scale solar, $19 million in Distributed energy & storage, $13 million in Sustainable solutions, and $14 million in Corporate that are presented on the consolidated statements of income (loss) as foreign exchange and financial instruments (loss) gain.
(4)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Q3 2024 Interim Consolidated Financial Statements and Notes	September 30, 2024

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income (loss) on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the nine months ended September 30, 2023:

	Attributable to Unitholders									Contribution from equity accounted investments	Attributable to non- controlling interests and other(1)	As per IFRS financials(2)
	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Revenues	$830	$181	$206	$373	$280	$190	$54	$—	$2,114	$(179)	$1,780	$3,715
Other income(3)	11	4	5	99	37	7	11	80	254	(9)	(42)	203
Direct operating costs	(292)	(53)	(77)	(110)	(66)	(59)	(32)	(27)	(716)	84	(690)	(1,322)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	—	—	—	104	—	104
	549	132	134	362	251	138	33	53	1,652	—	1,048	—
Management service costs	—	—	—	—	—	—	—	(155)	(155)	—	—	(155)
Interest expense	(201)	(14)	(60)	(80)	(83)	(29)	(1)	(88)	(556)	24	(634)	(1,166)
Current income taxes	(1)	(6)	(14)	(3)	—	(2)	(2)	—	(28)	4	(65)	(89)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	(31)	(31)	—	—	(31)
Preferred equity	—	—	—	—	—	—	—	(20)	(20)	—	—	(20)
Perpetual subordinated notes	—	—	—	—	—	—	—	(22)	(22)	—	—	(22)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	(28)	—	(28)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(349)	(349)
Funds From Operations(3)	347	112	60	279	168	107	30	(263)	840	—	—
Depreciation												(1,335)
Foreign exchange and financial instrument gain (loss)												432
Deferred income tax recovery												25
Other												(2)
Share of earnings from equity-accounted investments												(30)
Net income (loss) attributable to non-controlling interests												(65)
Net income (loss) attributable to Unitholders(4)												$(135)
(1)Amounts attributable to non-controlling interests and other includes certain financial instrument items. Refer to Note 5 - Risk management and financial instruments.
(2)Share of earnings from equity-accounted investments of $46 million is comprised of amounts found on the share of revenue, other income and direct operating costs, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests– in operating subsidiaries of $414 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.
(3)Other income presented on a proportionate basis includes $8 million in Corporate that is presented on the consolidated statements of income (loss) as foreign exchange and financial instruments (loss) gain.
(4)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Q3 2024 Interim Consolidated Financial Statements and Notes	September 30, 2024

The following table provides information on each segment's statement of financial position in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of financial position by aggregating the components comprising from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests:

	Attributable to Unitholders									Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials
	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
As at September 30, 2024
Cash and cash equivalents	$87	$69	$12	$162	$142	$51	$39	$3	$565	$(77)	$778	$1,266
Property, plant and equipment	14,851	1,367	2,247	5,177	3,519	2,374	308	—	29,843	(1,481)	33,027	61,389
Total assets	15,800	1,762	2,489	6,495	4,676	3,063	1,592	101	35,978	(1,651)	40,846	75,173
Total liabilities	9,075	657	1,520	4,469	3,529	1,866	839	4,526	26,481	(1,651)	22,390	47,220
As at December 31, 2023
Cash and cash equivalents	$77	$20	$12	$225	$123	$50	$30	$3	$540	$(85)	$686	$1,141
Property, plant and equipment	15,134	1,694	2,490	6,024	3,635	2,386	341	—	31,704	(1,578)	33,879	64,005
Total assets	16,143	1,880	2,738	6,802	4,518	2,842	1,540	257	36,720	(1,529)	40,937	76,128
Total liabilities	9,231	531	1,645	4,727	3,484	1,705	1,126	3,159	25,608	(1,529)	22,070	46,149

Brookfield Renewable Partners L.P.	Q3 2024 Interim Consolidated Financial Statements and Notes	September 30, 2024

Geographical Information
The following table presents consolidated revenue split by reportable segment for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2024	2023	2024	2023
Hydroelectric
North America	$238	$234	$891	$942
Brazil	55	69	180	202
Colombia	385	327	1,046	902
	678	630	2,117	2,046
Wind	391	271	1,237	879
Utility-scale solar	283	186	771	524
Distributed energy & storage	103	83	293	239
Sustainable solutions	15	9	26	27
Total	$1,470	$1,179	$4,444	$3,715
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geography region:

(MILLIONS)	September 30, 2024	December 31, 2023
United States	$35,239	$34,303
Colombia	9,626	10,585
Canada	7,182	7,483
Brazil	4,734	5,622
Europe	3,087	5,046
Asia	3,493	3,320
Other	206	192
	$63,567	$66,551

7. INCOME TAXES
Brookfield Renewable's effective income tax rate was (13.9)% for the nine months ended September 30, 2024 (2023: 15.4%). The effective tax rate is different than the statutory rate primarily due to rate differentials, non-recognition of the benefit of current year tax losses, and non-controlling interests' income or loss not subject to tax.

Brookfield Renewable Partners L.P.	Q3 2024 Interim Consolidated Financial Statements and Notes	September 30, 2024

8. PROPERTY, PLANT AND EQUIPMENT
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Hydroelectric	Wind	Solar	Other(1)	Total(2)(3)
Property, plant and equipment, at fair value
As at December 31, 2023	$32,646	$15,224	$11,022	$197	$59,089
Additions, net(4)	6	120	183	(1)	308
Transfer from construction work-in-progress	3	564	978	—	1,545
Acquisitions through business combinations	—	154	100	—	254
Disposals	(38)	(236)	—	(39)	(313)
Transfer to assets held for sale	(143)	(987)	(624)	(10)	(1,764)
Items recognized through OCI:
Change in fair value	(76)	(5)	8	(23)	(96)
Foreign exchange	(1,162)	(132)	(167)	(14)	(1,475)
Items recognized through net income:
Change in fair value	(27)	(5)	(102)	(30)	(164)
Depreciation	(470)	(655)	(394)	(14)	(1,533)
As at September 30, 2024	$30,739	$14,042	$11,004	$66	$55,851

Construction work-in-progress
As at December 31, 2023	$300	$1,617	$2,987	$12	$4,916
Additions(4)	90	411	1,774	45	2,320
Transfer to property, plant and equipment	(3)	(564)	(978)	—	(1,545)
Disposals	—	(78)	—	(3)	(81)
Transfer to assets held for sale	(1)	—	(14)	—	(15)
Items recognized through OCI:
Foreign exchange	(7)	(25)	(25)	—	(57)
Items recognized through net income (loss):
As at September 30, 2024	$379	$1,361	$3,744	$54	$5,538
Total property, plant and equipment, at fair value
As at December 31, 2023(2)(3)	$32,946	$16,841	$14,009	$209	$64,005
As at September 30, 2024(2)(3)	$31,118	$15,403	$14,748	$120	$61,389
(1)Includes biomass and cogeneration.
(2)Includes right-of-use assets not subject to revaluation of $51 million (2023: $60 million) in hydroelectric, $248 million (2023: $284 million) in wind, $374 million (2023: $385 million) in solar, and nil (2023: nil) in other.
(3)Includes land not subject to revaluation of $206 million (2023: $222 million) in hydroelectric, $45 million (2023: $20 million) in wind, $127 million (2023: $92 million) in solar, and $1 million (2023: $1 million) in other.
(4)Includes adjustments to purchase price allocations. Refer to Note 2 - Acquisitions for more details.

During the period, Brookfield Renewable, together with its institutional partners, completed the acquisitions of the following investments. They are accounted for as asset acquisitions as they do not constitute business combinations under IFRS 3:

Region	Technology	Capacity	Amount recognized in Property, Plant and Equipment	Brookfield Renewable Economic Interest
US	Distributed energy & storage	140 MW	$83 million	20%
US	Distributed energy & storage	127 MW	$80 million	25%
China	Wind	149 MW	CNY $1.3 billion ($185 million)	20%
South Korea	Utility-scale solar	98 MW	KRW $69 billion ($50 million)	Expected 14%

Brookfield Renewable Partners L.P.	Q3 2024 Interim Consolidated Financial Statements and Notes	September 30, 2024

9. BORROWINGS
Corporate Borrowings
The composition of corporate borrowings is presented in the following table:

	September 30, 2024				December 31, 2023
	Weighted-average				Weighted- average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Credit facilities	6.6	5	$100	$100	N/A	5	$—	$—
Commercial paper	5.5	<1	876	876	6.0	<1	183	183
Medium Term Notes:
Series 4 (C$150)	5.8	12	111	123	5.8	13	113	121
Series 9 (C$400)	3.8	1	296	295	3.8	1	302	297
Series 10 (C$500)	3.6	2	370	370	3.6	3	377	366
Series 11 (C$475)	4.3	4	351	358	4.3	5	358	353
Series 12 (C$475)	3.4	5	351	343	3.4	6	358	335
Series 13 (C$300)	4.3	25	222	196	4.3	26	226	201
Series 14 (C$425)	3.3	26	314	235	3.3	27	321	240
Series 15 (C$400)(1)	5.9	8	296	328	5.9	9	303	324
Series 16 (C$400)	5.3	9	296	316	5.3	10	302	311
Series 17 (C$500)	5.3	29	370	383	—	—	—	—
Series 18 (C$300)	5.0	10	222	230	—	—	—	—
	4.4	12	3,199	3,177	4.3	10	2,660	2,548
Total corporate borrowings			4,175	$4,153			2,843	$2,731
Add: Unamortized premiums(2)			1				2
Less: Unamortized financing fees(2)			(16)				(12)
Less: Current portion			(1,172)				(183)
			$2,988				$2,650
(1)Includes $7 million (2023: $8 million) outstanding to an associate of Brookfield. Refer to Note 20 - Related party transactions for more details.
(2)Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.
Credit facilities and commercial paper
Brookfield Renewable had $876 million commercial paper outstanding as at September 30, 2024 (2023: $183 million).
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts. See Note 19 – Commitments, contingencies and guarantees for letters of credit issued by subsidiaries.
The following table summarizes the available portion of corporate credit facilities:

(MILLIONS)	September 30, 2024	December 31, 2023
Authorized corporate credit facilities and related party credit facilities(1)	$2,450	$2,375
Draws on corporate credit facilities(1)(2)	(100)	(165)
Authorized letter of credit facility	500	500
Issued letters of credit	(314)	(307)
Available portion of corporate credit facilities	$2,536	$2,403
(1)Amounts are guaranteed by Brookfield Renewable.
(2)Relates to letter of credit issued against Brookfield Renewable’s corporate credit facilities.

Brookfield Renewable Partners L.P.	Q3 2024 Interim Consolidated Financial Statements and Notes	September 30, 2024

Medium term notes
Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Partners ULC (“Canadian Finco”) (Note 21 – Subsidiary public issuers). Canadian Finco may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by Canadian Finco are unconditionally guaranteed by Brookfield Renewable, Brookfield Renewable Energy L.P. (“BRELP”) and certain other subsidiaries.
During the first quarter of 2024, Brookfield Renewable issued C$400 million of Series 17 medium-term notes. The medium-term notes have a fixed interest rate of 5.32% and a maturity date of January 10, 2054. The Series 17 medium-term notes are corporate-level green bonds.
During the third quarter of 2024, Brookfield Renewable issued an additional C$100 million of Series 17 medium-term notes.
During the third quarter of 2024, Brookfield Renewable issued C$300 million of Series 18 medium-term notes. The medium-term notes have a fixed interest rate of 4.96% and a maturity date of October 20, 2034. The Series 18 medium-term notes are corporate-level green bonds.
Non-recourse borrowings
Non-recourse borrowings are typically asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in North America and Europe consist of both fixed and floating interest rate debt indexed to the Secured Overnight Financing Rate (“SOFR”), the Sterling Overnight Index Average (“SONIA”), the Euro Interbank Offered Rate (“EURIBOR”) and the Canadian Overnight Repo Rate Average (“CORRA”). Brookfield Renewable uses interest rate swap agreements in North America and Europe to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Non-recourse borrowings in Colombia consist of both fixed and floating interest rates indexed to Indicador Bancario de Referencia rate (“IBR”), the Banco Central de Colombia short-term interest rate, and Colombian Consumer Price Index (“IPC”), Colombia inflation rate, plus a margin. Non-Recourse borrowings in India consist of both fixed and floating interest indexed to Prime lending rate of lender (“MCLR”). Non-recourse borrowings in China consist of floating interest rates of People's Bank of China (“PBOC”).
Brookfield Renewable has completed an assessment and implemented its transition plan to address the impact and effect changes as a result of amendments to the contractual terms for the replacement of the Canadian Dollar Offered Rate (“CDOR”) with CORRA referenced floating-rate borrowings, interest rate swaps, and updating hedge designations. The adoption did not have a significant impact on Brookfield Renewable’s financial reporting.

Brookfield Renewable Partners L.P.	Q3 2024 Interim Consolidated Financial Statements and Notes	September 30, 2024

As at September 30, 2024, Brookfield Renewable’s floating rate borrowings have not been materially impacted by SOFR and CORRA reforms.
The composition of non-recourse borrowings is presented in the following table:

	September 30, 2024				December 31, 2023
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings(1)(2)
Hydroelectric	7.2	9	$9,040	$9,138	7.8	9	$9,468	$9,292
Wind	5.9	9	6,617	6,128	6.1	9	6,866	6,922
Utility-scale solar	6.4	11	6,255	6,244	6.2	12	5,868	5,879
Distributed energy & storage	5.7	5	3,189	3,135	6.2	6	3,035	2,963
Sustainable solutions	6.7	1	395	395	7.0	1	1,783	1,783
Total	6.5	9	$25,496	$25,040	6.8	9	$27,020	$26,839
Add: Unamortized premiums(3)			(23)				(11)
Less: Unamortized financing fees(3)			(166)				(140)
Less: Current portion			(2,754)				(4,752)
			$22,553				$22,117
(1)Includes $1,185 million (2023: 2,626 million) borrowed under a subscription facility of a Brookfield sponsored private fund.
(2)Includes $68 million (2023: $101 million) outstanding to an associate of Brookfield. Refer to Note 20 - Related party transactions for more details.
(3)Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.
Supplemental Information
The following table outlines changes in Brookfield Renewable’s borrowings as at September 30, 2024:

(MILLIONS)	As at December 31, 2023	Net cash flows from financing activities(1)	Non-cash
			Acquisition	Disposal	Transfer to liabilities held for sale	Other(2)(3)	As at September 30, 2024
Corporate borrowings	$2,833	1,379	—	—	—	(52)	$4,160
Non-recourse borrowings	$26,869	269	125	(39)	(1,306)	(611)	$25,307
(1)Excludes $411 million of net cash flow from financing activities related to tax equity recorded on the consolidated statements of cash flows.
(2)Includes foreign exchange and amortization of unamortized premium and financing fees.
(3)Includes $52 million of non-recourse borrowings acquired through asset acquisitions.
10. NON-CONTROLLING INTERESTS
Brookfield Renewable`s non-controlling interests are comprised of the following:

(MILLIONS)	September 30, 2024	December 31, 2023
Participating non-controlling interests – in operating subsidiaries	$18,471	$18,863
General partnership interest in a holding subsidiary held by Brookfield	45	55
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,211	2,684
BEPC exchangeable shares	2,042	2,479
Preferred equity	571	583
Perpetual subordinated notes	738	592
	$24,078	$25,256

Brookfield Renewable Partners L.P.	Q3 2024 Interim Consolidated Financial Statements and Notes	September 30, 2024

Participating non-controlling interests – in operating subsidiaries
The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III	Brookfield Infrastructure Fund IV	Brookfield Infrastructure Fund V	Brookfield Global Transition Fund I	Brookfield Global Transition Fund II	Canadian Hydroelectric Portfolio	The Catalyst Group	Isagen institutional investors	Isagen public non-controlling interests	Other	Total
As at December 31, 2023	$75	$2,463	$3,214	$2,411	$917	$3,682	$296	$1,288	$122	$2,704	$18	$1,673	$18,863
Net income (loss)	21	(7)	10	71	92	(55)	5	13	13	58	—	(39)	182
Other comprehensive income (loss)	—	(113)	(120)	(131)	(5)	(49)	6	(24)	—	(220)	(1)	13	(644)
Capital contributions	—	—	—	86	53	590	3	—	—	—	—	92	824
Return of capital	—	—	—	(13)	(153)	(56)	—	—	—	—	—	—	(222)
Disposal	(21)	(16)	—	—	—	—	—	—	—	—	—	(38)	(75)
Distributions	(31)	(48)	(81)	(17)	(32)	(4)	(55)	(34)	(6)	(122)	(1)	(63)	(494)
Other	—	—	3	11	(5)	73	31	(1)	—	—	(1)	(74)	37
As at September 30, 2024	$44	$2,279	$3,026	$2,418	$867	$4,181	$286	$1,242	$129	$2,420	$15	$1,564	$18,471
Interests held by third parties	75% - 78%	43% - 60%	23% - 71%	75%	72%	77% - 80%	54%-56%	50%	25%	53%	0.3%	0.3% - 71%

Brookfield Renewable Partners L.P.	Q3 2024 Interim Consolidated Financial Statements and Notes	September 30, 2024

General partnership interest in a holding subsidiary held by Brookfield, Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield and BEPC Class A exchangeable shares of Brookfield Renewable Corporation held by public shareholders and Brookfield
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. As at September 30, 2024, to the extent that LP unit distributions exceed $0.20 per LP unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP unit distributions exceed $0.2253 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $31 million and $96 million were declared during the three and nine months ended September 30, 2024, respectively (2023: $28 million and $83 million, respectively).
Consolidated equity includes Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest. The Redeemable/Exchangeable partnership units and the GP interest are held 100% by Brookfield, the BEPC exchangeable shares are held 25% by Brookfield Holders, with the remainder held by public shareholders. The Redeemable/Exchangeable partnership units and BEPC exchangeable shares provide the holder, at its discretion, with the right to redeem these units or shares, respectively, for cash consideration. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP units of Brookfield Renewable on a one-for-one basis, the Redeemable/Exchangeable partnership units and BEPC exchangeable shares are classified as equity in accordance with IAS 32, Financial Instruments: Presentation.
The Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest are presented as non-controlling interests since they relate to equity in a subsidiary that is not attributable, directly or indirectly, to Brookfield Renewable. During the three and nine months ended September 30, 2024, exchangeable shareholders of BEPC exchanged 193 and 10,335 BEPC exchangeable shares (2023: 5,150 and 7,725 during the same periods) for an equivalent number of LP units amounting to less than $1 million (2023: less than $1 million). No Redeemable/Exchangeable partnership units have been redeemed.
The Redeemable/Exchangeable partnership units issued by BRELP and the BEPC exchangeable shares issued by BEPC have the same economic attributes in all respects to the LP units issued by Brookfield Renewable, except for the redemption rights described above. The Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest, excluding incentive distributions, participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP units of Brookfield Renewable.
As at September 30, 2024, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and units of GP interest outstanding were 194,487,939 units (December 31, 2023: 194,487,939 units), 179,641,191 shares (December 31, 2023: 179,651,526 shares), and 3,977,260 units (December 31, 2023: 3,977,260 units), respectively.
In December 2023, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and entered into a normal course issuer bid for its outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 14,361,497 LP units and 8,982,586 BEPC exchangeable shares, representing 5% of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 17, 2024, or earlier should Brookfield Renewable complete its repurchases prior to such date. During the three and nine months ended September 30, 2024 and 2023, there were nil BEPC exchangeable shares repurchased.

Brookfield Renewable Partners L.P.	Q3 2024 Interim Consolidated Financial Statements and Notes	September 30, 2024

Distributions
The composition of the distributions for the three and nine months ended September 30 is presented in the following table:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2024	2023	2024	2023
General partnership interest in a holding subsidiary held by Brookfield	$2	$1	$4	$3
Incentive distribution	31	28	96	83
	33	29	100	86
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	69	66	208	199
BEPC exchangeable shares held by
Brookfield Holders	16	15	48	46
External shareholders	48	46	145	134
Total BEPC exchangeable shares	64	61	193	180
	$166	$156	$501	$465
Preferred equity
Brookfield Renewable's preferred equity consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. ("BRP Equity") as follows:

(MILLIONS EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the nine months ended September 30		Carrying value as at

				2024	2023	September 30, 2024	December 31, 2023
Series 1 (C$136)	6.85	3.1	April 2025	$3	$3	$126	$129
Series 2 (C$113)(1)	3.11	7.3	April 2025	3	3	57	58
Series 3 (C$249)	9.96	6.5	July 2024	7	6	183	187
Series 5 (C$103)	4.11	5.0	April 2018	3	3	76	77
Series 6 (C$175)	7.00	5.0	July 2018	4	5	129	132
	31.03			$20	$20	$571	$583
(1)Dividend rate represents annualized distribution based on the most recent quarterly floating rate.
During the quarter, Brookfield Renewable declared the fixed quarterly distributions on the Class A Preference Series 3 Shares during the five years commencing August 1, 2024 will be paid at an annual rate of 6.519%.
Distributions paid during the three and nine months ended September 30, 2024, totaled $7 million and $20 million, respectively (2023: $7 million and $20 million, respectively).
The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at September 30, 2024, none of the issued Class A, Series 5 and 6 Preference Shares have been redeemed by BRP Equity.
In December 2023, the Toronto Stock Exchange accepted notice of BRP Equity's intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares to December 17, 2024, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, BRP Equity is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Shareholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. There were no repurchases of Class A Preference Shares during the three and nine months ended September 30, 2024 and 2023.

Brookfield Renewable Partners L.P.	Q3 2024 Interim Consolidated Financial Statements and Notes	September 30, 2024

Perpetual subordinated notes
Brookfield Renewable's perpetual subordinated notes consists:

(MILLIONS EXCEPT AS NOTED)	Notes outstanding	Interest rate (%)	Earliest permitted redemption date	Interest expense for the nine months ended September 30		Carrying value as at

Issuance date				2024	2023	September 30, 2024	December 31, 2023
April, 2021	14.0	4.63	April, 2026	$12	$12	$340	$340
December, 2021	10.4	4.88	December, 2026	10	10	252	252
March, 2024	6.00	7.25	March, 2029	5	—	146	—
	30.4			$27	$22	$738	$592
During the first quarter of 2024, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $150 million of perpetual subordinated notes at a fixed rate of 7.25%.
Distributions paid during the three and nine months ended September 30, 2024, totaled $10 million and $27 million, respectively (2023: $8 million and $22 million, respectively).
11. PREFERRED LIMITED PARTNERS' EQUITY
Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred units as follows:

(MILLIONS, EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the nine months ended September 30		Carrying value as at
				2024	2023	September 30, 2024	December 31, 2023
Series 7 (C$175)	7.00	5.50	January 2026	5	5	128	128
Series 13 (C$250)	10.00	6.05	April 2028	9	7	196	196
Series 15 (C$175)	—	5.75	April 2024	2	6	—	126
Series 17 ($200)	8.00	5.25	March 2025	8	8	195	195
Series 18 (C$150)	6.00	5.50	April 2027	5	5	115	115
	31.00			$29	$31	$634	$760

Distributions paid during the three and nine months ended September 30, 2024, totaled $9 million and $29 million, respectively (2023: $11 million and $31 million, respectively).
During the second quarter of 2024, Brookfield Renewable redeemed all of the outstanding units of Series 15 Preferred Limited Partnership units for C$175 million.
Class A Preferred LP Units - Normal Course Issuer Bid
In December 2023, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units for another year to December 17, 2024, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preferred Limited Partnership Units. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. No units were repurchased during the three and nine months ended September 30, 2024 and 2023.

Brookfield Renewable Partners L.P.	Q3 2024 Interim Consolidated Financial Statements and Notes	September 30, 2024

12. LIMITED PARTNERS' EQUITY
Limited partners’ equity
As at September 30, 2024, 285,111,229 LP units were outstanding (December 31, 2023: 287,164,340 LP units) including 74,339,049 LP units (December 31, 2023: 74,339,049 LP units) held by Brookfield Holders. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.
During the three and nine months ended September 30, 2024, 58,696 and 216,208 LP units, respectively (2023: 93,728 and 231,007 LP units, respectively) were issued under the distribution reinvestment plan at a total value of $2 million and $6 million, respectively (2023: $2 million and $6 million, respectively).
During the three and nine months ended September 30, 2024, exchangeable shareholders of BEPC exchanged 193 and 10,335 BEPC exchangeable shares, respectively (2023: 5,150 and 7,725 shares, respectively) for an equivalent number of LP units amounting to less than $1 million (2023: less than $1 million).
As at September 30, 2024, Brookfield Holders held a direct and indirect interest of approximately 48% of Brookfield Renewable on a fully-exchanged basis. Brookfield Holders held a direct and indirect interest of 313,640,823 LP units, Redeemable/Exchangeable partnership units, the remaining is held by public investors.
On an unexchanged basis, Brookfield Holders hold a 26% direct and indirect limited partnership interest in Brookfield Renewable, a 41% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units, a direct 1% GP interest in BRELP and a 25% direct and indirect interest in the exchangeable shares of BEPC as at September 30, 2024.
In December 2023, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 14,361,497 LP units and 8,982,586 BEPC exchangeable shares, representing 5% of each of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 17, 2024, or earlier should Brookfield Renewable complete its repurchases prior to such date. During the three and nine months ended September 30, 2024, there were nil and 2,279,654 LP units, respectively (2023: 469,300 and 469,300 LP units, respectively) repurchased at a total cost of nil and $52 million, respectively (2023: $12 million and $12 million, respectively). During the three and nine months ended September 30, 2024, there was nil and 2,279,654 LP units, respectively (2023: 469,300 and 469,300 LP units, respectively) cancelled. During the three and nine months ended September 30, 2024 and 2023, there were no BEPC exchangeable shares repurchased.

Distributions
The composition of distributions for the three and nine months ended September 30 are presented in the following table:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2024	2023	2024	2023
Brookfield Holders	$27	$24	$80	$72
External LP unitholders	74	73	225	214
	$101	$97	$305	$286
In February 2024, Unitholder distributions were increased to $1.42 per LP unit on an annualized basis, an increase of $0.07 per LP unit, which took effect with the distribution paid in March 2024.
Distributions paid during the three and nine months ended September 30, 2024 totaled $100 million and $299 million, respectively (2023: $93 million and $275 million).

Brookfield Renewable Partners L.P.	Q3 2024 Interim Consolidated Financial Statements and Notes	September 30, 2024

13. GOODWILL
The following table provides a reconciliation of goodwill:

(MILLIONS)	Total
Balance, as at December 31, 2023	$1,944
Adjustments to purchase equation	122
Acquisitions through business combinations	25
Transfer to assets held for sale	(63)
Foreign exchange and other	(46)
Balance, as at September 30, 2024	$1,982

14. EQUITY-ACCOUNTED INVESTMENTS
The following are Brookfield Renewable’s equity-accounted investments for the nine months ended September 30, 2024:

(MILLIONS)	September 30, 2024
Balance, beginning of year	$2,546
Investment	99
Share of net loss	(70)
Share of other comprehensive income (loss)	53
Dividends received	(12)
Foreign exchange translation and other	12
Transfer to assets held for sale	(450)
Balance as at September 30, 2024	$2,178
During the second and third quarter of 2024, Brookfield Renewable, together with its institutional partner, subscribed for additional shares in a distributed generation development business in Spain and Mexico. The incremental subscription increased our total interest to 50% (10.0% net to Brookfield Renewable).
The following table presents the ownership interests and carrying values of Brookfield Renewable’s investments in associates and joint ventures, all of which are accounted for using the equity method:

	Ownership Interest		Carrying Value
	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Hydroelectric	14%-50%	14%-50%	$222	$225
Wind	25%-50%	25%-50%	176	159
Utility-scale solar	25%-65%	25%-65%	282	304
Distributed energy & storage	25%-50%	25%-50%	677	1,049
Sustainable solutions	4%-49%	4%-49%	821	809
			$2,178	$2,546
15. CASH AND CASH EQUIVALENTS
Brookfield Renewable’s cash and cash equivalents are as follows:

(MILLIONS)	September 30, 2024	December 31, 2023
Cash	$840	$821
Cash subject to restriction	360	251
Short-term deposits	66	69
	$1,266	$1,141

Brookfield Renewable Partners L.P.	Q3 2024 Interim Consolidated Financial Statements and Notes	September 30, 2024

16. RESTRICTED CASH
Brookfield Renewable’s restricted cash is as follows:

(MILLIONS)	September 30, 2024	December 31, 2023
Operations	$307	$299
Capital expenditures and development projects	35	13
Credit obligations	109	79
Total	451	391
Less: non-current	(117)	(81)
Current	$334	$310
17. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
Brookfield Renewable's trade receivables and other current assets are as follows:

(MILLIONS)	September 30, 2024	December 31, 2023
Trade receivables	$748	$662
Collateral deposits(1)	126	178
Prepaids and other	149	127
Inventory	137	111
Sales taxes receivable	85	94
Short-term deposits and advances	109	23
Current portion of contract asset	66	61
Income tax receivable	46	74
Other short-term receivables	195	187
	$1,661	$1,517
(1)Collateral deposits are related to energy derivative contracts that Brookfield Renewable enters into in order to mitigate the exposure to wholesale market electricity prices on the future sale of uncontracted generation, as part of Brookfield Renewable's risk management strategy.
Brookfield Renewable primarily receives monthly payments for invoiced power purchase agreement revenues and has no significant aged receivables as of the reporting date. Receivables from contracts with customers are reflected in Trade receivables.
18. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Brookfield Renewable's accounts payable and accrued liabilities are as follows:

(MILLIONS)	September 30, 2024	December 31, 2023
Operating accrued liabilities	$525	$603
Accounts payable	511	388
Interest payable on borrowings	289	301
LP Unitholders distributions, preferred limited partnership unit distributions, preferred dividends payable, perpetual subordinate notes distributions and exchange shares dividends(1)	60	58
Current portion of lease liabilities	36	41
Current portion of contract liability	43	35
Income tax payable	13	41
Other	62	72
	$1,539	$1,539
(1)Includes amounts payable only to external LP unitholders and BEPC exchangeable shareholders. Amounts payable to Brookfield are included in due to related parties.

Brookfield Renewable Partners L.P.	Q3 2024 Interim Consolidated Financial Statements and Notes	September 30, 2024

19. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2089.
In the normal course of business, Brookfield Renewable will enter into capital expenditure commitments which primarily relate to contracted project costs for various growth initiatives. As at September 30, 2024, Brookfield Renewable had $3,668 million (December 31, 2023: $2,783 million) of capital expenditure commitments outstanding of which $1,133 million is payable in 2024, $2,106 million is payable in 2025, $426 million is payable in 2026 to 2028, and $3 million thereafter.
The following table lists the assets and portfolio of assets that Brookfield Renewable, together with institutional partners have agreed to acquire which are subject to customary closing conditions as at September 30, 2024:

Region	Technology	Capacity	Consideration	Brookfield Renewable Economic Interest	Expected Close
China	Wind	102 MW development	CNY $93 million ($13 million)	20%	Q4 2024
China	Wind	201 MW development	CNY $606 million ($85 million)	20%	Q4 2024
Brazil	Distributed energy & storage	829 MW development 13 MW operating	R$334 million ($58 million)	20%	2024-2026
Europe	Various	23 GW development 5 GW operating	€39.85 per share, implying an enterprise value of €6.1 billion ($6.7 billion) for entire Neoen	Up to $540 million	Q4 2024
Australia	Various	2 GW development 55 MW operating	A$245 million ($166 million)	15%	Q4 2024
An integral part of Brookfield Renewable’s strategy is to participate with institutional partners in Brookfield-sponsored private equity funds that target acquisitions that suit Brookfield Renewable’s profile. In the normal course of business, Brookfield Renewable has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified. From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield Renewable will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), Brookfield Renewable, or by co-investors.
Contingencies
Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.
Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 9 – Borrowings.
Brookfield Renewable, along with institutional partners, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Fund V, Brookfield Global Transition Fund and Brookfield Global Transition Fund II. Brookfield Renewable’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.

Brookfield Renewable Partners L.P.	Q3 2024 Interim Consolidated Financial Statements and Notes	September 30, 2024

Letters of credit issued by Brookfield Renewable along with institutional partners and its subsidiaries were as at the following dates:

(MILLIONS)	September 30, 2024	December 31, 2023
Brookfield Renewable along with institutional partners	$93	$100
Brookfield Renewable's subsidiaries	1,811	2,026
	$1,904	$2,126
Guarantees
In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third-parties of transactions such as business dispositions, capital project purchases, business acquisitions, power marketing activities such as purchase and sale agreements, swap agreements, credit facilities of certain Brookfield private funds and that are also secured by committed capital of our third-party institutional partners, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.
20. RELATED PARTY TRANSACTIONS
Brookfield Renewable’s related party transactions are recorded at the exchange amount and are primarily with Brookfield.
Brookfield Corporation has provided a $400 million committed unsecured revolving credit facility maturing in December 2024 and the draws bear interest at Secured Overnight Financing Rate plus a margin. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Corporation. Brookfield Corporation may from time to time place funds on deposit with Brookfield Renewable which are repayable on demand including any interest accrued. There were nil funds placed on deposit with Brookfield Renewable as at September 30, 2024 (December 31, 2023: nil). The interest expense on the Brookfield Corporation revolving credit facility and deposit for the three and nine months ended September 30, 2024 totaled nil (2023: nil).
From time to time Brookfield Wealth Solutions and its related entities may participate in capital raises undertaken by Brookfield Renewable. These financings are typically provided at the market rates and as at September 30, 2024, $68 million of non-recourse borrowings (December 31, 2023: $101 million) and $7 million of corporate borrowings (December 31, 2023: $8 million) were due to Brookfield Wealth Solutions. Brookfield Wealth Solutions has also subscribed to tax equity financing of $16 million (December 31, 2023: $2 million) and preferred limited partners equity of $11 million (December 31, 2023: $11 million). As at September 30, 2024, Brookfield Renewable had $431 million (December 31, 2023: $450 million) of borrowings from Brookfield Wealth Solutions classified as due to related party.
During the third quarter of 2024, Brookfield Renewable, together with its institutional partners, agreed to the sale of a 50% interest in a 845 MW portfolio of wind assets in the U.S. for approximately $400 million (approximately $100 million net to Brookfield Renewable), of which 25% was sold to an affiliate of Brookfield at a value equivalent to what was agreed to with the third party that acquired the other 25% interest in the portfolio as part of the transaction. Brookfield Renewable will maintain control of the portfolio subsequent to the partial sale.
Subsequent to the quarter, BEPC, Brookfield Renewable, Brookfield Corporation and 1505127 B.C. Ltd. (the “New BEPC”) entered into an agreement (the “Arrangement Agreement”) to implement a reorganization (the “Arrangement”) that maintains the benefits of Brookfield Renewable’s business structure, while addressing proposed amendments to the Income Tax Act (Canada) that are expected to result in additional costs to BEPC if no action is taken. The Arrangement is expected to be tax-deferred for the vast majority of investors, including Canadian and U.S. shareholders. Following the Arrangement, BEPC shareholders will continue to own an economically equivalent security that provides the same economic benefits and governance as investing in Brookfield Renewable today.

Brookfield Renewable Partners L.P.	Q3 2024 Interim Consolidated Financial Statements and Notes	September 30, 2024

Pursuant to the Arrangement, amongst other things, (i) holders of BEPC exchangeable shares other than Brookfield Corporation and its subsidiaries (the “Public Shareholders”) will receive one (1) new exchangeable subordinate voting share in the capital of New BEPC (“New Exchangeable Shares”) for each BEPC exchangeable share held; (ii) BEPC’s articles will be amended to create class A.1 exchangeable subordinate voting shares (the “Class A.1 Shares”) and class A.2 exchangeable non-voting shares (the “Class A.2 Shares”); (iii) New BEPC will transfer the BEPC exchangeable shares it receives from Public Shareholders to the company in exchange for Class A.1 Shares and Brookfield Corporation and its subsidiaries will transfer its BEPC exchangeable shares to BEPC in exchange for Class A.2 Shares; (iv) the BEPC exchangeable shares will be cancelled; (v) New BEPC will be renamed “Brookfield Renewable Corporation” and BEPC will be renamed “Brookfield Renewable Holdings Corporation”; and (vi) the New Exchangeable Shares will be listed and posted for trading on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BEPC” (the current ticker symbol for the company).
The Arrangement remains subject to the receipt of court and shareholder approval, and the satisfaction of certain other customary conditions, and is expected to be completed in the fourth quarter of 2024.
The following table reflects the related party agreements and transactions for the three and nine months ended September 30 in the consolidated statements of income (loss):

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2024	2023	2024	2023
Revenues
Power purchase and revenue agreements	$4	$—	$12	$12

Direct operating costs
Energy marketing fee & other services	$(4)	$(2)	$(9)	$(7)

Interest expense
Borrowings	$(22)	$(9)	$(49)	$(21)
Contract balance accretion	(4)	(3)	(21)	(18)
	$(26)	$(12)	$(70)	$(39)

Other
Distribution income	$—	$2	$3	$7
Other related party services	(3)	(4)	(1)	(3)
Financial instrument gain	1	13	3	22

Management service costs	$(59)	$(43)	$(157)	$(155)

Brookfield Renewable Partners L.P.	Q3 2024 Interim Consolidated Financial Statements and Notes	September 30, 2024

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position:

(MILLIONS)	Related party	September 30, 2024	December 31, 2023
Current assets
Trade receivables and other current assets
Contract asset	Brookfield	$66	$61
Due from related parties
Amounts due from	Brookfield(1)	264	1,386
	Equity-accounted investments and other	17	57
		281	1,443
Assets held for sale	Equity-accounted investments and other	134	—
Non-current assets
Financial instrument assets	Brookfield	—	170

Other long-term assets
Contract asset	Brookfield	274	314
Due from related parties	Equity-accounted investments and other	9	135

Current liabilities
Contract liability	Brookfield	43	35

Financial instrument liabilities	Brookfield Wealth Solutions	—	2

Due to related parties
Amounts due to	Brookfield(2)	606	541
	Equity-accounted investments and other	10	13
	Brookfield Wealth Solutions	229	242
Accrued distributions payable on LP units, BEPC exchangeable shares, Redeemable/Exchangeable partnership units and GP interest	Brookfield	42	39
		887	835

Liabilities held for sale	Brookfield	33	—

Non-current liabilities
Financial instrument liabilities	Brookfield Wealth Solutions	16	2

Due to related parties
Amounts due to	Brookfield(2)	451	496
	Brookfield Wealth Solutions	203	208
	Equity-accounted investments and other	27	1
		681	705
Corporate borrowings	Brookfield Wealth Solutions	7	8

Non-recourse borrowings	Brookfield Wealth Solutions	68	101

Other long-term liabilities
Contract liability	Brookfield	685	680
Equity
Preferred limited partners equity	Brookfield Wealth Solutions	$11	$11
(1)Includes receivables of $191 million (2023: $1,328 million) associated with the Brookfield Global Transition Fund credit facility.
(2)Includes payables of nil (2023: $6 million), $78 million (2023: $81 million), and $317 million (2023: $307 million) associated with the Brookfield Infrastructure Fund IV, Brookfield Global Transition Fund I, and Brookfield Global Transition Fund II credit facilities, respectively.

Brookfield Renewable Partners L.P.	Q3 2024 Interim Consolidated Financial Statements and Notes	September 30, 2024

21. SUBSIDIARY PUBLIC ISSUERS
The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Canadian Finco:

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Canadian Finco	Subsidiary Credit Supporters(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
As at September 30, 2024
Current assets	$41	$392	$3,252	$305	$6,473	$(3,979)	$6,484
Long-term assets	3,918	241	2	39,246	68,585	(43,303)	68,689
Current liabilities	79	8	346	7,413	7,453	(6,415)	8,884
Long-term liabilities	—	—	2,888	154	35,294	—	38,336
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	18,471	—	18,471
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	2,211	—	—	2,211
BEPC exchangeable shares	—	—	—	—	2,042	—	2,042
Preferred equity	—	571	—	—	—	—	571
Perpetual subordinated notes	—	—	—	738	—	—	738
Preferred limited partners' equity	634	—	—	639	—	(639)	634
As at December 31, 2023
Current assets	$65	$400	$2,695	$790	$4,611	$(3,951)	$4,610
Long-term assets	4,735	246	2	44,239	71,435	(49,139)	71,518
Current liabilities	72	8	32	8,406	7,658	(8,138)	8,038
Long-term liabilities	—	—	2,650	56	35,405	—	38,111
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	18,863	—	18,863
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	2,684	—	—	2,684
BEPC exchangeable shares	—	—	—	—	2,479	—	2,479
Preferred equity	—	583	—	—	—	—	583
Perpetual subordinated notes	—	—	—	592	—	—	592
Preferred limited partners' equity	760	—	—	765	—	(765)	760
(1)Includes investments in subsidiaries under the equity method.
(2)Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments Limited and BEP Subco Inc., collectively the "Subsidiary Credit Supporters".
(3)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Canadian Finco and the Subsidiary Credit Supporters.
(4)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Partners L.P.	Q3 2024 Interim Consolidated Financial Statements and Notes	September 30, 2024

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Canadian Finco	Subsidiary Credit Supporters(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
Three months ended September 30, 2024
Revenues	$—	$—	$—	$—	$1,470	$—	$1,470
Net income (loss)	(83)	—	1	(603)	257	389	(39)
Three months ended September 30, 2023
Revenues	$—	$—	$—	$—	$1,179	$—	$1,179
Net income (loss)	(30)	—	—	(332)	444	(58)	24
Nine months ended September 30, 2024
Revenues	$—	$—	$—	$—	$4,444	$—	$4,444
Net income (loss)	(209)	—	1	(1,489)	656	844	(197)
Nine months ended September 30, 2023
Revenues	$—	$—	$—	$—	$3,715	$—	$3,715
Net income (loss)	(64)	—	2	(793)	1,221	(14)	352
(1)Includes investments in subsidiaries under the equity method.
(2)Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments and BEP Subco Inc., collectively the “Subsidiary Credit Supporters”.
(3)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Canadian Finco, and the Subsidiary Credit Supporters.
(4)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.
See Note 9 – Borrowings for additional details regarding the medium-term borrowings issued by Canadian Finco. See Note 10 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.
22. SUBSEQUENT EVENTS
Subsequent to quarter, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 68% interest in a listed distributed generation platform with approximately 200 MW of operating assets and a 450 MW pipeline in the U.K. for approximately £85 million ($109 million) (£17 million ($22 million) net to Brookfield Renewable).
Subsequent to the quarter, Brookfield Renewable increased its ownership in a global nuclear services business from approximately 10.1% to approximately 10.8% for $38 million.
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, agreed to the dissolution of an existing joint venture in a portfolio of 1,020 MW distributed generation assets in China. Upon completion of the dissolution, it is expected Brookfield Renewable will control a portfolio of approximately 541 MW distributed generation assets. The closing of this transaction is expected to occur in the fourth quarter of 2024 and is subject to customary closing conditions.
Subsequent to the quarter, Brookfield Renewable completed the acquisition of the remaining 50% interest in an existing joint venture of a distributed generation management and development platform in China for approximately CNY $50 million ($7 million).
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, agreed to partner with a global leader in offshore wind, to acquire a 12% interest in a portfolio of ~3.5 GW of operating capacity located in the U.K. for an enterprise value of approximately $2.3 billion ($570 million net to Brookfield Renewable).The closing of this transaction is expected to occur in the fourth quarter of 2024 and is subject to customary closing conditions.
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, agreed to the sale of a portfolio of 1.6 GW operating and under construction wind and solar assets. The closing of this transaction is expected to occur in parts in the first quarter of 2025 and 2026 and is subject to customary closing conditions.

Brookfield Renewable Partners L.P.	Q3 2024 Interim Consolidated Financial Statements and Notes	September 30, 2024

GENERAL INFORMATION
Corporate Office
73 Front Street
5th Floor
Hamilton, HM12
Bermuda
Tel:  (441) 294-3304
https://bep.brookfield.com
Officers of Brookfield Renewable Partners L.P.'s Service Provider,
Brookfield Canada Renewable Manager LP
Connor Teskey
Chief Executive Officer
Wyatt Hartley
Chief Financial Officer
Transfer Agent & Registrar
Computershare Trust Company of Canada
100 University Avenue
8th floor
Toronto, Ontario, M5J 2Y1
Tel  Toll Free: (800) 564-6253
Fax Toll Free: (888) 453-0330
www.computershare.com

Directors of the General Partner of
Brookfield Renewable Partners L.P.
Jeffrey Blidner
Scott Cutler
Dr. Sarah Deasley
Nancy Dorn
Lou Maroun
Stephen Westwell
Patricia Zuccotti

Exchange Listing
NYSE: BEP (LP units)
TSX:    BEP.UN (LP units)
NYSE: BEPC (exchangeable shares)
TSX: BEPC (exchangeable shares)
TSX:    BEP.PR.G (Preferred LP Units - Series 7)
TSX:    BEP.PR.M (Preferred LP Units - Series 13)
NYSE: BEP.PR.A (Preferred LP Units - Series 17)
TSX: BEP.PR.R (Preferred LP Units - Series 18)
TSX:    BRF.PR.A (Preferred shares - Series 1)
TSX:    BRF.PR.B (Preferred shares - Series 2)
TSX:    BRF.PR.C (Preferred shares - Series 3)
TSX:    BRF.PR.E (Preferred shares - Series 5)
TSX:    BRF.PR.F (Preferred shares - Series 6)
NYSE: BEPH (Perpetual subordinated notes)
NYSE: BEPI (Perpetual subordinated notes)
NYSE: BEPJ (Perpetual subordinated notes)
Investor Information
Visit Brookfield Renewable online at
https://bep.brookfield.com for more information. The 2023 Annual Report and Form 20-F are also available online. For detailed and up-to-date news and information, please visit the News Release section.
Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov and through SEDAR+ at www.sedarplus.ca.
Shareholder enquiries should be directed to the Investor Relations Department at (416) 649-8172 or
enquiries@brookfieldrenewable.com

Brookfield Renewable Partners L.P.

bep.brookfield.com

NYSE: BEP
TSX: BEP.UN